Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Circular on Form 1-A of our audit report dated June XX, 2023, with respect to the consolidated balance sheets of World Wide Stages, LLC as of December 31, 2022 & 2021, and the related consolidated statements of operations, changes in members’ equity, and cash flows for each of the years ended December 31, 2022 and 2021, and the related notes to the financial statements. Our report relating to those financial statements includes an emphasis of matter paragraph regarding a substantial doubt about World Wide Stages, LLC ability to continue as a going concern.

Spokane, Washington

June XX, 2023